SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 20)(1)

                            GATEWAY INDUSTRIES, INC.
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                               (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                    367631108
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 29, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 367631108                          13D               Page 2 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                      PF
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,558,608
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         1,558,608
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,558,608
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.4%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 367631108                          13D               Page 3 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN LICHTENSTEIN
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOU000 OF FUNDS*
                      OO
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
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 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,640,8932
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         1,640,893(2)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,640,893(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      45.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (2) Includes (i) 1,558,608 Shares owned by Steel Partners II, L.P., an entity controlled by Mr. Lichtenstein, (ii) 46,952 Shares owned directly by Mr. Lichtenstein and (iii) 35,333 Shares underlying stock options that may be acquired within 60 days hereof.

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CUSIP No. 367631108                          13D               Page 4 of 6 Pages
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                  This  constitutes  Amendment  No. 20  ("Amendment  No. 20") to
Schedule 13D filed by the undersigned on or about August 4, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 20, the Schedule 13D, as amended, remains in full force and effect.

                  Item 2(b) is amended to read in its entirety as follows:

Item 2.           Identity and Background.

                  (b) The principal business address of each Reporting Person is 150 E. 52nd Street, 21st Floor, New York, New York 10022.


                  Item 3 is amended to read in its entirety as follows:


Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,558,608 Shares owned by Steel Partners II is $3,660,278. The Shares owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price for the 46,952 Shares owned by Mr. Lichtenstein is $67,081.50, and came from personal funds.

                  Items 5(a) and 5(c) are amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 3,592,024 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 1998. As of the close of business on September 29, 1998, Steel Partners II beneficially owns 1,558,608 Shares of Common Stock, constituting approximately 43.4% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,640,893 Shares, representing approximately 45.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 82,285 Shares owned by him and the 1,558,608 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

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CUSIP No. 367631108                          13D               Page 5 of 6 Pages
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                  (b) No Reporting  Person had engaged in any transaction in the share of the Issuer's Common Stock within the past 60 days, except that Steel Partners II made the following purchases:

                                                      Purchase Price
          Date of Purchase     No. Of Shares            Per share
          ----------------     -------------            ---------

              9/29/98            200,000                  $1.78

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CUSIP No. 367631108                          13D               Page 6 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 5, 1998                       STEEL PARTNERS II, L.P.

                                              By: Steel Partners, L.L.C.,
                                                  General Partner


                                              By:/s/ Warren G. Lichtenstein
                                                 -----------------------------
                                                 Warren G. Lichtenstein,
                                                 Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              --------------------------------
                                                  WARREN G. LICHTENSTEIN